

VIA FACSIMILE AND U.S. MAIL

May 19, 2009

Kathleen E. Redd
Vice President, Chief Financial Officer and Secretary
GenCorp Inc.
P.O. Box 537012
Sacramento, California 95853-7012

   RE: **GenCorp Inc.**
      Form 10-K for Fiscal Year Ended November 30, 2008
      Form 10-Q for Fiscal Quarter Ended February 28, 2009
      Definitive Proxy Statement filed March 2, 2009
      File No. 1-01520

Dear Ms. Redd:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dietrich King, Attorney, at (202) 551-3338 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

           Sincerely,

           Rufus Decker
           Accounting Branch Chief